EXHIBIT 99.5

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com info@mercatorminerals.com

NEWS RELEASE	# 2011-34

Mercator Minerals Announces $20 Million Non Brokered Financing

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Vancouver, British Columbia - November 17, 2011 – Mercator Minerals Ltd. (TSX:ML) (“Mercator” or the “Company”) today announced that it has arranged a non-brokered private placement with purchasers to purchase 11,428,572 units (“Units”) at a purchase price of $1.75 per Unit (the "Issue Price") for aggregate gross proceeds of $20 million (the “Offering”).  The sale of the Units under the Offering has been fully allocated to a limited number of accredited purchasers, and is subject to necessary regulatory approvals and the execution and delivery of customary documentation.

Each Unit will consist of one fully paid and non-assessable common share in the capital of the Company and one-quarter of one non-transferable warrant. Each whole warrant will entitle the holder thereof to purchase one additional common share of the Company at a price of $2.50 for a period of 36 months from the closing date.

The Company intends that the proceeds received from the sale of Units will primarily be used to compress the construction schedule for the development of the El Pilar project, including completion of detailed engineering work, payment of the Change of Land Use (“CUS”) permit fees, payment for land and right of way costs and final permitting, to allow for the delivery of a “construction ready” project, which should allow for a quicker start-up when construction financing for the El Pilar project is available.  The proceeds may also be used for general corporate and working capital purposes.

“Completion of this financing should allow Mercator to continue to rapidly advance our very attractive El Pilar heap leach copper project in Mexico towards a production decision until project funding is arranged,” said Bruce McLeod, President and CEO of Mercator.  “With the recent successful completion of the performance test at our Mineral Park copper-molybdenum mine, cash flow from operations should start to become available for other activities in the second quarter of 2012 but, in the interim, this modest financing would support advancement of critical items so that we can continue on our path to growing copper production on a value accretive basis for our shareholders.”

A 3% finder’s fee may be paid on all or a portion of the private placement.  This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction.

About Mercator Minerals Ltd.

Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce Mcleod, P.Eng
President and CEO

The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding the use of proceeds, the completion of the transaction, the ability to obtain regulatory approval, discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the construction and operation of the El Pilar Project will proceed as expected; and (3) any additional financing needed will be available on reasonable terms. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.